Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
dated May 11, 2020
Registration No. 333-237226

Investor Presentation

May 2020

First Interstate BancSystem

Safe Harbor

This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, that involve inherent risks and uncertainties. Any statements about our plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified by words or phrases such as "believes," "expects," "anticipates," "plans," "trends," "objectives," "continues" or similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "may" or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates and other important factors that could cause actual results to differ materially from any results, performance or events expressed or implied by such forward-looking statements.

The following factors, among others, may cause actual results to differ materially from current expectations in the forward-looking statements, including those set forth in this presentation: political, legal, regulatory, and general economic or business conditions, either nationally or regionally; geopolitical uncertainties throughout the world; weather-related, disease, viruses, wide-spread health emergencies, pandemics, and other adverse climate or other conditions that may impact our business and our customers' businesses; changes in the interest rate environment or interest rate changes made by the Board of Governors of the Federal Reserve; credit performance of our loan portfolio; adequacy of the allowance for loan losses and access to low-cost funding sources; our ability to achieve the projected cost savings from our acquisitions and do so in the time expected; operating costs, customer loss and business disruption following our acquisitions may be greater than expected; the unavailability of LIBOR; impairment of goodwill; dependence on our management team and ability to attract and retain qualified employees; governmental regulation and changes in regulatory, tax and accounting rules and interpretations; stringent capital requirements; future FDIC insurance premium increases; CFPB restrictions on our ability to originate and sell mortgage loans; cyber-security risks, including items such as "denial of service," "hacking" and "identity theft"; management distraction and costs associated with defending against, and unfavorable resolution with respect to, significant litigation, including class action litigation, and regulatory proceedings; inability to meet liquidity requirements; inability to grow organically or through acquisitions; impairment of collateral underlying our loans; environmental remediation and other costs associated with repossessed properties; ineffective internal operational controls; competition; meeting market demand with current and new products; reliance on external vendors; soundness of other financial institutions; failure of technology and failure to effectively implement technology-driven products and services; risks associated with introducing and implementing new lines of business, products or services; failure to execute on strategic or operational plans, including the ability to complete acquisitions or achieve expected costs savings or revenue growth associated with acquisitions; deposit attrition, customer loss and/or revenue loss following completed acquisitions; anti-takeover provisions; changes in dividend policy and the inability of our bank subsidiary to pay dividends; the uninsured nature of any investment in our common stock; decline in market price and volatility of our common stock; voting control of Class B common stock stockholders; controlled company status; dilution as a result of future equity issuances; and subordination of common stock to our indebtedness.

These factors are not necessarily all of the factors that could cause our actual results, performance or achievements to differ materially from those expressed in or implied by any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above and included in our periodic reports filed with the Securities and Exchange Commission under the caption "Risk Factors." Interested parties are urged to read in their entirety such risk factors prior to making any investment decision with respect to the Company. Forward-looking statements speak only as of the date they are made and we do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Legal Disclaimer

The Issuer has filed a registration statement (including a prospectus) (File No. 333-237226) and a preliminary prospectus supplement with the Securities and Exchange Commission ("SEC") for the offering to which this presentation relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC's website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by emailing Piper Sandler & Co. at FSG-DCM@psc.com.

This presentation may not be used in connection with any offer to sell, or solicitation of an offer to buy, any securities in a state or jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

Terms of the Proposed Offering

Issuer	First Interstate BancSystem, Inc. (NASDAQ: FIBK)
Security	Subordinated Notes
Amount	$50-100 million
Rating	BBB by Kroll
Structure	Fixed-to-Floating
Issuance Type	SEC Registered
Term	10 Years
Call Date	5 Years
Use of Proceeds	General corporate purposes, including repurchase of common stock
Book-Running Manager	Piper Sandler & Co.

FIBK Overview

OVERVIEW	
Headquarters	Billings, MT
Kroll Rating (Subordinated Notes)	BBB
Total Assets	$14.41 Billion
Trust Assets Under Management	$4.74 Billion
Total Core Deposits*	$11.01 Billion

*Core Deposits defined as total deposits excluding time deposits >$100,000 and Brokered Deposits
Sources: SNL and company reports

DESCRIPTION

- Headquartered in Billings, MT and focused on regional community banking in Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming:
  - Over 150 banking offices
  - 238 ATMs, plus 32,000 MoneyPass ATMs
- Offering a full suite of products:
  - Commercial Banking
  - Credit Card Products
  - Indirect Lending
  - Mortgage
  - Retail and Small Business
  - SBA Lending
  - Treasury Management
  - Wealth Management
- Guided by four strategic pillars:
  - Our People, Our Priority
  - Relentless Client Focus
  - Future-Ready, Today
  - Financial Vitality

ASSET MIX



Company Owned Life Insurance 2.0%
Premises & Equipment 2.1%
Other Assets 1.7%
Mortgage Servicing Rights 0.2%
OREO 0.1%
Goodwill & Intangible Assets 4.9%
Cash 6.0%
Investment Securities 21.3%
Net Loans 61.6%

LIABILITY MIX



Long-term debt 0.1%
Other 2.1%
REPOs 4.9%
Deposits 92.9%

Q1 2020 REVENUE BREAKDOWN



Non-Interest Income 26.2%
Net interest income 73.8%

As of March 31, 2020

Investment Highlights

- Pandemic response: Our people, our clients and our communities
- Experienced leadership team
- Strong historical financial performance
- Diversified client base tempers economic volatility
- Strong core deposit funding
- Conservative credit strategy, limiting exposure to large losses
- Stable sources of non-interest income

Pandemic Response – Our People

- 66% Working from Home
- Internal and external vendor travel restrictions in place
- Continue to pay employees impacted by COVID-19 related issues (personal or family illness, school and daycare closures, etc.)
- Modified cleaning schedules when exposure risk was considered high
- Provided hand sanitizers and gloves when appropriate to front-line employees
- Medical plans adjusted to eliminate co-insurance payment for COVID-19 testing
- First Relief Employee Assistance Program expanded to provide support to employees experiencing financial challenges due to COVID-19
- Vendor and public usage of facilities restricted
- Reduced operational hours at all locations: closed lobbies, closed drive-ups at 4:00 PM local time, closed drive-ups on Saturdays
- Prioritized contactless client experience primarily servicing clients via drive-up, additional night drop pick up, appointment-only in-branch services, DocuSign® for loan origination, and increased support for the Client Contact Center.

Pandemic Response – Our Clients

Paycheck Protection Program

- Application process up and running on April 3, 2020
- $1,159 million in applications processed through April 27, 2020
- $997 million in loans approved by the SBA through April 27, 2020
- $997 million in loans funded through April 27, 2020
- Impacting 107,000 client employees through April 27, 2020

PPP by State



South Dakota 6%
Other 2%
Washington 9%
Montana 33%
Idaho 10%
Wyoming 16%
Oregon 24%

Size of PPP loans

	Number of Loans	Total Dollars	Average Loan Size
Up to $350K	6,261	$441 million	$ 70,000
$350K - $2MM	489	$373 million	$ 763,000
$2MM+	55	$183 million	$ 3.3 million

As of 4/27/2020

Pandemic Response – Our Clients

Deferrals

Type	# Approved	$ Approved (in millions)	% of Portfolio Balance
Commercial	1,974	$1,047	16%
Consumer	1,976	$45	2%
Total	3,950	$1,092	12%

Forbearances

Type	# Approved	$ Approved (in millions)
Mortgage*	532	$130

Commercial Booked Deferrals by Industry



Other 18%
Construction 2%
Manufacturing 3%
Retail Trade 5%
Health Care & Social Assistance 5%
Accomodation & Food Services 37%
Real Estate Rental & Leasing 29%

Commercial Deferrals by % of Portfolio Balance

Industry	# Approved	$ Approved (in millions)	% of Portfolio Balance
Accommodation & Food Services	375	$388	60%
Real Estate Rental & Leasing	401	$299	17%
Health Care & Social Assistance	175	$56	16%
Retail Trade	139	$53	15%
Manufacturing	89	$36	32%
Construction	95	$26	6%
Other	700	$189	6%
Total	1,974	$1,047	16%

* Mortgage count and amounts includes retained and serviced loans; Financials as of 4/27/2020

Pandemic Response – Our Communities

- Additional $1 million pledged to support communities in addition to annual commitment of 2% of net income before taxes
- Neighbors Feeding Neighbors program focused on addressing food insecurity; funds double matched by Foundation
- Double match of money and volunteer hours to charities that provide food to communities in need
- Double match of money from our Foundation for employee contributions to the First Relief Employee Assistance Program
- Providing online financial literacy modules

Experienced Leadership Team

Name	Title	Age	Industry Experience	Years at FIBK
Kevin P. Riley	President and Chief Executive Officer	60	30+ Years	7 Years
Marcy D. Mutch	Chief Financial Officer	60	30+ Years	13 Years
Russell A. Lee	Chief Banking Officer	64	40+ Years	2 Years
Jodi Delahunt Hubbell	Chief Operating Officer	54	30+ Years	3 Years
Phillip G. Gaglia	Chief Risk Officer	55	30+ Years	30 Years
Renee L. Newman	Chief Strategy Officer	50	25+ Years	3 Years
Kade G. Peterson	Chief Information Officer	54	30+ Years	2 Years
Rachel B. Turitto	Chief Human Resources Officer	35	15+ Years	3 Years
Kirk D. Jensen	General Counsel	50	20+ Years	4 Years
David C. Redmon	Chief of Staff	55	2 Years	2 Years

Strong Financial Performance

Annual Performance 2016 - 2019

Historical Financial Performance

Summary Results

Gross Loans ($000)


$5,478,544
$7,614,355
$8,503,700
$9,031,600
2016Y
2017Y
2018Y
2019Y

Total Deposits ($000) vs. Loan/Deposits (%)


$7,376,110
$9,934,871
$10,680,700
$11,663,500
74.27%
76.64%
79.62%
77.43%
2016Y
2017Y
2018Y
2019Y

Total Revenue ($000)


$416,261
$491,596
$575,800
$644,900
2016Y
2017Y
2018Y
2019Y

Net Interest Income ($000) vs. NIM (%)


$279,765
$349,843
$432,500
$495,000
3.57%
3.64%
3.88%
3.99%
2016Y
2017Y
2018Y
2019Y

NonInt Inc ($000) vs. NonInt Inc/Op. Revenue(%)


$132,016
$137,967
$143,400
$149,800
31.72%
28.07%
24.90%
23.23%
2016Y
2017Y
2018Y
2019Y

NonInt Expense ($000) vs. Efficiency Ratio (%)


61.88%
$261,000
64.77%
$323,900
$360,900
61.31%
$395,900
59.65%
2016Y
2017Y
2018Y
2019Y

Historical Financial Performance

Summary Results

Net Income ($000)



$95,636
$106,521
$160,200
$181,000
2016Y
2017Y
2018Y
2019Y

Earnings per Share ($)



$2.13
$2.05
$2.75
$2.83
2016Y
2017Y
2018Y
2019Y

Tangible Book Value per Share ($)



$16.92
$16.04
$17.52
$19.96
2016Y
2017Y
2018Y
2019Y

ROAA (%)



1.10%
0.98%
1.27%
1.28%
2016Y
2017Y
2018Y
2019Y

ROAE (%)



9.93%
8.57%
10.50%
9.53%
2016Y
2017Y
2018Y
2019Y

ROATCE (%)



12.81%
12.76%
16.70%
15.02%
2016Y
2017Y
2018Y
2019Y

Note: The Company remained consistently profitable throughout the financial crisis from 2007-2010

Historical Financial Performance

Summary Results

NPAs / Assets (%)



0.96%
0.68%
0.55%
0.39%
2016Y
2017Y
2018Y
2019Y

Texas Ratio (%)



10.36%
8.45%
6.39%
4.15%
2016Y
2017Y
2018Y
2019Y

NPLs ($000) vs. NCOs/Avg. Loans (%)



$76,600
$72,500
$58,100
$48,600
0.20%
0.23%
0.10%
0.16%
2016Y
2017Y
2018Y
2019Y

Tang. Common Equity / Tang. Assets (%)



8.60%
7.75%
8.39%
9.35%
2016Y
2017Y
2018Y
2019Y

Tier 1 Leverage Ratio (%)



10.11%
8.86%
9.47%
10.13%
2016Y
2017Y
2018Y
2019Y

Total RBC Ratio (%)



15.13%
12.76%
12.99%
14.10%
2016Y
2017Y
2018Y
2019Y

Diversified Footprint

The First Interstate Franchise

1916
Predecessor to First Interstate Bank is Established

1968
Mr. Homer Scott establishes First Interstate Bank with the purchase of the Bank of Commerce in Sheridan, Wyoming

2014
Mountain West Financial Corp

2015
Absarokee Bancorporation, Inc.

2016
Flathead Bank of Bigfork
$225 million 7 Branches

2017
Bank of the Cascades
$3.2 Billion 46 branches

2018
Inland Northwest Bank, filling in footprint in the PNW
$826.8 million 20 Branches

April 2019
Idaho Independent Bank (IIBK)
$725 million 11 Branches

Community 1st Bank (CMYF)
$130 million 3 Branches



FIBK
IIBK
CMYF
WASHINGTON
OREGON
IDAHO
MONTANA
WYOMING
Victoria
Seattle
Tacoma
Spokane
Moscow
Yakima
Walla Walla
Portland
Salem
Eugene
Medford
Eureka
Boise
Twin Falls
Pocatello
Idaho Falls
Logan
Salt Lake City
Missoula
Helena
Butte
Bozeman
Billings
Gillette
Rapid City
Laramie
Cheyenne

Attractive Markets

Deposit Market Share and Branch Locations by State						
	States					
State / Metric	Idaho	Montana	Oregon	South Dakota	Washington	Wyoming
% of Market Deposits	5.13%	17.72%	2.39%	.12%	.32%	15.43%
Deposit Market Share Rank	6th	2nd	11th	12th	32nd	1st
Number of Branches	24	48	32	16	18	18
Total Population	1,798,355	1,076,710	4,264,603	894,964	7,702,023	576,531
Projected Population Growth ('20-'25)	6.5%	4.4%	5.5%	4.8%	6.2%	0.7%

Note: Population by state, projected population growth rate, and total deposits data is sourced from S&P Global Market Intelligence as of June 30, 2019

Attractive Markets: Historically Stable Employment



WASHINGTON
5.1%
(RANKED 39TH)
OREGON
3.3%
(RANKED 14TH)
IDAHO
2.6%
(RANKED 3RD)
MONTANA
3.5%
(RANKED 19TH)
WYOMING
3.7%
(RANKED 24TH)
SOUTH DAKOTA
3.3%
(RANKED 15TH)

Best 5 States

1 North Dakota 2.2%
2 Hawaii 2.6%
3 Idaho 2.6%
4 New Hampshire 2.6%
5 South Carolina 2.6%

Worst 5 States

50 Louisiana 6.9%
49 Nevada 6.3%
48 West Virginia 6.1%
47 Pennsylvania 6%
46 New Mexico 5.9%

0.0% to 2.5%
2.5% to 3.9%
3.9% to 4.9% *(U.S. Avg = 4.4%)*
4.9% to 7.0%
7.0% or more

Source: Bureau of Labour Statistics
Data as of: 3/31/2020

Solid Funding Base

First Interstate BancSystem

Strong Core Deposit Base

OVERVIEW	
Total Deposits	$11.57 Billion
Total Core Deposits	$11.01 Billion
Cost of Deposits (Q1 2020)	25 basis points



CDs > $100k
5%
Time Other
7%
Demand Non-Interest Bearing
28%
Savings
31%
Demand Interest Bearing
29%

As of March 31, 2020

Source of Deposits

Allocation of $11.57B of Deposits by State



Oregon 16.6%
Montana 37.7%
Washington 4.7%
Idaho 11.5%
Wyoming 21.9%
South Dakota 7.5%

As of March 31, 2020

LOCATION	MARKET SHARE* JUNE 2019	LOCATION	MARKET SHARE* JUNE 2019
Laramie, WY	46%	Jackson, WY	15%
Riverton, WY	45%	Nampa, ID	15%
Sheridan, WY	38%	Kalispell, MT	14%
Missoula, MT	30%	Coeur d'Alene, ID	11%
Casper, WY	25%	Cheyenne, WY	13%
Great Falls, MT	29%	Medford, OR	8%
Gillette, WY	27%	Rapid City, SD	8%
Billings, MT	26%	Boise, ID	4%
Redmond, OR	25%	Spokane, WA	4%
Spearfish, SD	25%	Lynnwood, WA	1%
Bend, OR	22%	Eugene, OR	1%
Helena, MT	22%	Salem, OR	1%
Bozeman, MT	15%	Portland, OR	.4%

*The market share percentages are per the FDIC, not including Credit Union Deposits within each community.

Balance of Consumer and Business Deposits



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Percent (%)
45%
43%
43%
44%
44%
45%
45%
55%
57%
57%
56%
56%
55%
55%
2014
2015
2016
2017
2018
2019
Q1 2020
Total Consumer Deposits
Total Business Deposits

Deposit Pricing Strategy

Cumulative deposit beta in the declining interest rate environment of 21%

BETA SUMMARY		BETA
Cuts	Last 100bps Rate Cut	1%
	Last 150bps Rate Cuts	9%
	Last 225bps Rate Cuts	21%
Hikes	Last 25bps Rate Hikes	42%
	Last 50bps Rate Hikes	31%
	Last 75bps Rate Hikes	30%
	Last 100bps Rate Hikes	26%
	Last 125bps Rate Hikes	21%
	Last 150bps Rate Hikes	19%
	Last 175bps Rate Hikes	19%

Interest Rate Sensitivity

NET INTEREST INCOME



NET INTEREST INCOME VOLATILITY - 12 MONTH HORIZON
$550
$500
$450
$400
$350
$300
$250
Millions
$363
$377
$396
$421
$458
$460
$460
$460
$460
-400 bps
-300 bps
-200 bps
-100 bps
Base
+100 bps
+200 bps
+300 bps
+400 bps
Net Interest Income (NII)
ALCO Limits

NET INTEREST INCOME



NET INTEREST INCOME (NII) - Shocks
+400 bps
0.32%
+300 bps
0.41%
+200 bps
0.45%
+100 bps
0.37%
Base
0.00%
-100 bps
-8.08%
-200 bps
-13.62%
-300 bps
-17.74%
-400 bps
-20.78%
-35%
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
15%
20%
25%
30%
35%

*Base Case assumes static balance sheet as of 3/31/20. Parallel rate shifts.

Credit Portfolio

Diversified Loan Portfolio by Industry

LOAN MIX

$9.0 Billion in Loans



Agriculture RE
3%
Commercial
18%
Agriculture
3%
Commercial RE
39%
Consumer
11%
Construction RE
11%
Loans Held for
Sale
1%
Residential RE
14%

- Average (total) loan size = $63k outstanding / $78k committed exposure
- Average C&I loan size = $129k outstanding / $202k committed exposure
- Average CRE loan size = $653k outstanding / $764k committed exposure

COMMERCIAL



All Other
30%
Real Estate and
Rental and Leasing
15%
Construction
9%
Public Administration
4%
Retail Trade
9%
Accommodation and Food
Services
4%
Transportation and
Warehousing
8%
Wholesale Trade
4%
Health Care and Social
Assistance
7%
Manufacturing
5%
Finance and Insurance
5%

COMMERCIAL REAL ESTATE & CONSTRUCTION



Commercial Construction
10%
Residential Construction
5%
Land Acquisition and
Development
6%
Owner Occupied
38%
Residential Real
Estate - Multi
Family
7%
Non-Owner
Occupied
34%

As of March 31, 2020

Loan Portfolio by State

As of March 31, 2020



Idaho
10%
Montana
27%
Oregon
16%
South Dakota
5%
Washington
8%
Wyoming
13%
Other*
21%

* "Other" is an aggregation of central lines of business that includes residential mortgages, credit cards, and indirect consumer loans.

Trends in Unfunded Commitments



Unfunded as a % of Commitment
65.0%
60.0%
55.0%
50.0%
45.0%
40.0%
35.0%
30.0%
59.5%
59.9%
57.6%
57.9%
59.4%
60.7%
56.5%
58.9%
59.1%
58.2%
49.8%
49.9%
49.4%
48.8%
50.0%
50.9%
48.6%
49.8%
49.3%
49.9%
36.1%
35.5%
37.3%
35.6%
36.7%
36.9%
38.2%
37.9%
36.8%
39.5%
Dec '17
Mar '18
Jun '18
Sep '18
Dec '18
Mar '19
Jun '19
Sep '19
Dec '19
Mar '20
Revolving and Non-Revolving Lines of Credit
Revolving
Non-Revolving

Trends in Unfunded Revolving Commitments



Percentage Used / Unused (Revolving)
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
59.4%
60.7%
56.5%
58.9%
59.1%
58.2%
40.6%
39.3%
43.5%
41.1%
40.9%
41.8%
Dec 2018
Mar 2019
Jun 2019
Sep 2019
Dec 2019
Mar 2020
Total Unfunded Commitments %
Total Funded Commitments %



Top Commitments by Loan Portfolio (Revolving)
$ in Millions
$1,200
$1,000
$800
$600
$400
$200
$0
$739.3
$382.4
$336.7
$358.0
$142.0
$145.4
$66.4
$40.4
$41.2
$26.7
$31.2
$16.9
$7.5
$10.3
Commercial
Residential Real Estate
Agricultural
Commercial Real Estate
Consumer Direct
Construction Real Estate
Agriculture Real Estate
Total Funded
Total Unfunded

As of March 31, 2020

Stable Asset Quality

NON-PERFORMING ASSETS TO TOTAL ASSETS



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.98%
0.80%
0.74%
0.68%
0.63%
0.74%
0.63%
0.55%
0.54%
0.51%
0.51%
0.39%
0.50%
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

The transition from Purchase Credit Impaired (PCI) to Purchase Credit Deteriorated (PCD) in Q1 2020 resulted in an increase to non-accrual loans of $7.8M.

NON-PERFORMING LOANS TO TOTAL LOANS



1.60%
1.20%
0.80%
0.40%
0.00%
1.47%
1.14%
1.06%
0.95%
0.87%
0.97%
0.78%
0.68%
0.62%
0.51%
0.63%
0.54%
0.70%
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

NON-PERFORMING ASSETS TO TOTAL LOANS + OREO



2.00%
1.50%
1.00%
0.50%
0.00%
1.64%
1.29%
1.20%
1.08%
1.02%
1.16%
0.98%
0.85%
0.86%
0.81%
0.82%
0.63%
0.79%
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

Criticized and Classified Loans

CRITICIZED LOANS TO TOTAL LOANS


8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
7.10%
5.69%
5.60%
5.26%
5.19%
4.93%
4.99%
4.72%
4.74%
4.57%
4.57%
4.29%
4.44%
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

CLASSIFIED LOANS TO TOTAL LOANS


5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
4.42%
3.53%
3.65%
3.22%
3.10%
2.80%
2.65%
2.62%
2.55%
2.55%
2.65%
2.55%
2.77%
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020

Top 10 Borrowers

Borrower Industry	Outstandings	Commitments
Residential Property Managers	$40,346,434	$71,091,894
Support Activities for Oil and Gas Operations	$47,127,072	$52,048,323
Recreational Vehicle Dealers	$30,928,525	$49,000,000
Lessors of Nonresidential Buildings (except Mini-warehouses)	$38,934,803	$42,485,280
New Multifamily Housing Construction (except For-Sale Builders)	$9,603,737	$38,176,831
Lessors of Residential Buildings and Dwellings	$35,699,774	$36,836,000
Other Activities Related to Real Estate	$34,023,232	$35,250,000
Lessors of Nonresidential Buildings (except Mini-warehouses)	$35,000,000	$35,000,000
Lessors of Residential Buildings and Dwellings	$20,623,365	$33,805,174
Nonresidential Property Managers	$16,322,933	$33,655,092

$35M in-house lending limit well below the legal lending limit of $285M reduces risk within the loan portfolio.

As of March 31, 2020

Hospitality: Portfolio Exposure

- 6.7% of total loan portfolio
- $92.0 million in unfunded commitments
- Hotels (except Casino Hotels) and Motels accounting for 61% of total portfolio

MONTH	NAICS CODE	DESCRIPTION	NET PRINCIPAL BALANCE	UNFUNDED	COMMITMENT
Mar 2020	721110	Hotels (except Casino Hotels) and Motels	$368,763,126	$75,676,248	$444,439,374
	722511	Full-Service Restaurants	$79,065,424	$5,803,452	$84,868,877
	722513	Limited-Service Restaurants	$45,098,989	$5,012,000	$50,110,989
	721120	Casino Hotels	$39,978,147	$1,465,275	$41,443,422
	721211	RV (Recreational Vehicle) Parks and Campgrounds	$22,422,394	$1,984,297	$24,406,691
		All Other Hospitality	$51,868,698	$2,090,601	$53,959,299
		Hospitality Total	$607,196,779	$92,031,873	$699,228,652

As of March 31, 2020

Hospitality: Industry Performance

- $65.6 million in criticized loan categories
- $3.9 million in impaired loan categories
- $8.0 million or 1.3% in allowance for credit losses
- $22 thousand in specific reserves

DESCRIPTION	CRITICIZED	% CRITICIZED	CLASSIFIED	% CLASSIFIED	IMPAIRED	% IMPAIRED
Hotels (except Casino Hotels) and Motels	$49,695,029	13.5%	$22,997,978	6.2%	$3,112,555	0.8%
Full-Service Restaurants	$5,510,272	7.0%	$3,947,203	5.0%	$584,259	0.7%
Limited-Service Restaurants	$2,778,487	6.2%	$931,424	2.1%	$206,772	0.5%
Casino Hotels	$0	0.0%	$0	0.0%	$0	0.0%
RV (Recreational Vehicle) Parks and Campgrounds	$4,110,114	18.3%	$0	0.0%	$0	0.0%
All Other Hospitality	$3,482,287	6.7%	$3,482,287	6.7%	$68,367	0.1%
Total Hospitality	$65,576,188	10.8%	$31,358,892	5.2%	$3,971,952	0.7%

As of March 31, 2020

Hotel Exposure by State



$ in Millions
$160
$140
$120
$100
$80
$60
$40
$20
$0
$14.4 $14.4
$87.6
$106.9
$106.2
$139.2
$21.4
$23.6
$55.4
$71.9
$83.1
$87.7
$0.7 $0.7
ID
MT
OR
SD
WA
WY
Other
Outstanding
Commitment

- No hotel loan with a balance greater than $20 Million.
- Approximately $78 Million of Hotel Portfolio Commitments are currently in the construction phase.
- More than 80% of Portfolio are flagged hotels. All new hotel loans since 2016 are top tier flagged hotels for their market.
- Average LTV for the portfolio is under 48%.

As of March 31, 2020

Hotel Outstandings by Risk Distribution


Substandard
6%
Special Mention
7%
Pass-Watch
8%
Pass
79%

As of March 31, 2020

Indirect Auto: Lending

CONSUMER INDIRECT PRODUCTION



$400
$350
$300
$250
$200
$150
$100
$50
$0
7.0%
6.8%
6.6%
6.4%
6.2%
6.0%
5.8%
5.6%
5.4%
5.2%
5.0%
6.84%
6.00%
5.99%
$67.6
$76.50
$78.40
1Q19
4Q19
1Q20
New Quarterly Production
Production Yield

INDIRECT LOAN PORTFOLIO

As of March 31, 2020



New Auto, 27.25%
Used Auto, 42.99%
Other, 8.09%
RV, 21.66%

- Total Portfolio Yield: 5.98%
- Average Life of RV: 43 months
- Average Life of Auto: 33 months

Indirect Auto: Delinquency

Originations from a credit quality perspective

- Approximately 58% of our originations are above a 750 FICO score
- Approximately 85% of our originations are above a 700 FICO score
- Not participating in the subprime space; less than 1% of the portfolio has a score below 620

Delinquency Trending

- Delinquency levels trending back down in April due to dedicated collections focus and payment deferral processing. Delinquency rate was 1.01% as of April 30, 2020.

30-DAY+ DELINQUENCY



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
1.36%
1.33%
1.13%
1.36%
1.18%
1.20%
1.12%
1.09%
1.05%
1.06%
0.87%
0.81%
0.95%
0.93%
0.77%
1.14%
1.13%
0.88%
1.11%
1.08%
0.80%
1.39%
1.11%
0.90%
1.34%
1.07%
0.81%
1.33%
1.10%
0.82%
1.22%
1.06%
0.88%
1.26%
1.23%
1.02%
1.27%
1.32%
1.06%
2017
2018
2019
2020

March 31, 2020 Delinquency at 1.36%, Peer at 1.96% as of December 31, 2019

Agriculture: Portfolio Exposure

- 5.4% of total loan portfolio
- $165.6 million in unfunded commitments
- Beef Cattle Ranching/Farming accounting for 44% of total portfolio

MONTH	NAICS CODE	DESCRIPTION	NET PRINCIPAL BALANCE	UNFUNDED	COMMITMENT
Mar 2020	112111	Beef Cattle Ranching and Farming	$212,423,659	$70,156,540	$282,580,199
	111140	Wheat Farming	$70,706,721	$36,484,075	$107,190,796
	111331	Apple Orchards	$20,289,373	$9,135,271	$29,424,644
	112112	Cattle Feedlots	$13,096,063	$14,134,594	$27,230,657
	111211	Potato Farming	$20,835,510	$4,834,839	$25,670,349
		All Other Agriculture	$145,622,048	$30,883,931	$176,505,978
		Agriculture Total	$482,973,373	$165,629,250	$648,602,623

As of March 31, 2020

Agriculture: Industry Performance

- $70.9 million in criticized loan categories
- $10.9 million in impaired loan categories
- $3.7 million or 0.8% allowance for credit losses
- $99 thousand in specific reserves

DESCRIPTION	CRITICIZED	% CRITICIZED	CLASSIFIED	% CLASSIFIED	IMPAIRED	% IMPAIRED
Beef Cattle Ranching and Farming	$27,086,855	12.8%	$15,245,334	7.2%	$1,309,732	0.6%
Wheat Farming	$8,946,545	12.7%	$5,627,896	8.0%	$1,219,359	1.7%
Apple Orchards	$2,067,050	10.2%	$2,067,050	10.2%	$2,067,050	10.2%
Cattle Feedlots	$5,381,222	41.1%	$5,078,488	38.8%	$0	0.0%
Potato Farming	$532,386	2.6%	$0	0.0%	$0	0.0%
All Other Agriculture	$26,855,945	18.4%	$22,289,520	15.3%	$6,311,200	4.3%
Total Agriculture	$70,870,003	14.7%	$50,308,288	10.4%	$10,907,341	2.3%

As of March 31, 2020

Mall and Retail Trade: Portfolio Exposure

- $52.3 million direct exposure to Malls (0.6% of total loan portfolio)
  - None in criticized loan categories
- $33.5 million direct exposure to Retail Trade (0.4% of total loan portfolio)
  - $3.9 million in criticized loan categories

MONTH	NAICS CODE	DESCRIPTION	NET PRINCIPAL BALANCE	UNFUNDED	COMMITMENT
Mar 2020		Shopping Malls	$52,278,900	$7,565,189	$59,844,089
	451110	Sporting Goods Stores	$18,728,337	$3,689,218	$22,417,555
	448310	Jewelry Stores	$5,239,381	$1,301,460	$6,540,841
	452990	All Other General Merchandise Stores	$2,568,575	$93,079	$2,661,654
	448190	Other Clothing Stores	$1,676,106	$648,345	$2,324,451
	448140	Family Clothing Stores	$980,687	$177,468	$1,158,155
	448120	Women's Clothing Stores	$1,075,953	$24,158	$1,100,111
		All Other Retail Trade	$3,182,966	$175,888	$3,358,854
		Mall and Retail Trade Total	$85,730,905	$13,674,805	$99,405,710

As of March 31, 2020

Oil and Gas: Industry Exposure

- $45.0 million in direct exposure (0.5% of total loan portfolio)
- $16.2 million in unfunded commitments
- $14.0 million in criticized loans category

Month	NAICS Code	Description	Net Principal Balance	Unfunded	Commitment
Mar 2020	213112	Support Activities for Oil and Gas Operations	$27,081,519	$6,229,528	$33,311,047
	211111	Crude Petroleum and Natural Gas Extraction	$15,201,758	$8,170,684	$23,372,442
	213111	Drilling Oil and Gas Wells	$1,998,399	$1,338,925	$3,337,323
	221210	Natural Gas Distribution	$641,770	$420,000	$1,061,770
	211112	Support Activities for Oil and Gas Operations	$110,529	$32,793	$143,322
		Oil & Gas Total	$45,033,974	$16,191,930	$61,225,903

As of March 31, 2020

Oil and Gas: Industry Performance

- $4.2 million in impaired loan categories
- $1.2 million or 2.6% allowance for credit losses
- $20 thousand in specific reserves

DESCRIPTION	CRITICIZED	% CRITICIZED	CLASSIFIED	% CLASSIFIED	IMPAIRED	% IMPAIRED
Support Activities for Oil and Gas Operations	$2,280,261	8.4%	$454,722	1.7%	$122,000	0.5%
Crude Petroleum and Natural Gas Extraction	$11,637,991	76.6%	$11,024,338	72.5%	$4,117,374	27.1%
Drilling Oil and Gas Wells	$73,239	3.7%	$73,239	3.7%	$0	0.0%
Natural Gas Distribution	$0	0.0%	$0	0.0%	$0	0.0%
Support Activities for Oil and Gas Operations	$42,207	38.2%	$0	0.0%	$0	0.0%
Oil & Gas Total	$14,033,698	31.2%	$11,552,300	25.7%	$4,239,374	9.4%

As of March 31, 2020

Current Expected Credit Loss (CECL)

First Interstate BancSystem

CECL Results

Moody's Baseline Forecast
- Formerly COVID-19 Critical Pandemic Forecast, updated March 27th
- New infections peak in May
- 1.5% mortality rate
- Infections abate by July-August
- Vaccine not expected until mid-2021
- V-shaped recovery with GDP contracting Q1-Q3 and expansion beginning Q4
- Unemployment remains elevated until 2023

Primary Economic Considerations
- Unemployment Rate
- Change in GDP
- Change in HPI or CREPI
- 10YR Treasury spreads
- Consumer Confidence
- NFIB Small Business Confidence

Qualitative Factor Inputs
- Portfolio Characteristics
  - Industry Exposure – Energy
  - Segment Exposure – CRE (including Hotel), Residential Construction, Consumer, Acquired
- Historical Data Enhancements
- Loan Characteristics, Prepayment Speeds



Allowance for Credit Losses
Millions
$140
$120
$100
$80
$60
$40
$20
$0
$73.0
$32.3
($2.3)
$103.0
($3.1)
$29.2
$129.1
12/31/2019 ALLL
Day 1 Adjustment
Off-Balance Sheet Adj.
1/1/2020 ACL
Net Charge Offs
Q1 Provision
3/31/2020 ACL



Allowance to Total Loans
Millions
$140
$120
$100
$80
$60
$40
$20
$0
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
$120.5
$112.6
$100.5
$85.3
$74.2
$76.8
$76.2
$72.1
$73.0
$73.0
$129.1
2.76%
2.69%
2.38%
1.96%
1.52%
1.46%
1.39%
0.95%
0.86%
0.81%
1.43%
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
1Q-20
ACL ($)
ACL to Total Loans (%)

As of March 31, 2020

ACL Allocation by Segment

($000) Segments	Outstandings*	Allowance for Credit Loss	% of Outstandings
Agricultural	$256,746	$1,128	0.44%
Agricultural Credit Cards	1,659	4	0.24%
Agriculture RE	225,831	2,605	1.15%
CRE Non-Owner Occupied	1,555,143	15,745	1.01%
CRE Owner Occupied	1,717,927	15,705	0.91%
Commercial & Floor Plans	1,271,098	33,501	2.64%
Commercial Construction	459,795	6,057	1.32%
Commercial Credit Cards	74,221	341	0.46%
Commercial Purpose 1-4 Family	296,435	4,442	1.50%
Consumer Direct & AdvanceLine	172,502	5,511	3.19%
Consumer Home Equity & HELOC	427,937	1,473	0.34%
Consumer Indirect	774,583	16,595	2.14%
Consumer Credit Cards	76,579	2,594	3.39%
Land Acquisition and Development	291,093	1,249	0.43%
Residential 1-4 Family & Multi-Family	1,110,719	20,987	1.89%
Residential Construction	228,405	1,150	0.50%
	$8,940,673	$129,087	

*Variance between modelled loans and total loans are primarily New Markets Tax Credits, overdrafts and excluding loans held-for-sale.

Allowance for Credit Loss as a % of Total Loans is 1.43%

As of March 31, 2020

Investment Portfolio

First Interstate BancSystem

Investment Portfolio

PORTFOLIO COMPOSITION ($3.1B)



Fixed MBS 40%
CMO 28%
Treasury / Agency 7%
CMBS 6%
Municipal 5%
Corporate 7%
CD 1%
SBA 1%
Private Label 1%
CMO Floating 1%
Floating MBS 2%
Other 1%
0% 5% 10% 15% 20% 25% 30% 35% 40% 45%

As of March 31, 2020

QUARTERLY NEW PURCHASES: YIELDS



Q2-19 2.77%
Q3-19 2.31%
Q4-19 2.38%
Q1-20 1.97%
0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00%

QUARTERLY NEW PURCHASES: DURATION A/L



Q2-19 5.77
Q3-19 5.47
Q4-19 4.99
Q1-20 6.65
0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00

Non-Interest Income

Non-Interest Income

26.2% of TOTAL REVENUE


Other Income
8.2%
Payment Services
23.3%
Other Service Charges and Fees
10.8%
Deposit Service Charges
12.4%
Wealth Management
14.2%
Mortgage Banking
31.1%

As of March 31, 2020

Mortgage Production


QUARTERLY PRODUCTION VOLUME
$ in millions
$400
$350
$300
$250
$200
$150
$100
$50
$-
$114.0
$209.4
$73.8
$211.3
$90.7
$179.6
$79.1
$115.1
$91.1
$181.8
$143.8
$186.2
$149.4
$147.9
$76.4
$108.2
$48.4
$177.2
$57.4
$212.1
$83.2
$183.3
$69.3
$148.9
$53.7
$214.5
$38.8
$222.8
$41.4
$191.4
$33.6
$127.3
$53.0
$228.4
$127.2
$247.6
$158.4
$195.9
$161.4
$163.6
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Purchase
Refinance

As of March 31, 2020

Wealth Management



Assets Under Administration
$6,100
$5,600
$5,100
$4,600
$4,100
$3,600
$ in millions
$5,190
$5,204
$5,522
$4,737
Q2 2019
Q3 2019
Q4 2019
Q1 2020



Total: $4.74 Billion
$849
$2,480
$865
$542
(in millions)
Discretionary
Non-Discretionary
Brokerage
Retirement Plan

As of March 31, 2020

Growth Strategies and Capital Allocation

First Interstate BancSystem

Maximizing Shareholder Value

Management's priority is to deploy capital through:


Organic Growth
M&A
Share Repurchases
Special Dividend
Dividends
Return on Capital

We are Delivering Results

Since the IPO in March 2010, FIBK has delivered a 171% total return to shareholders



FIBK: TOTAL RETURN (03/23/2010 THROUGH 03/31/2020)
Percent (%)
350
300
250
200
150
100
50
0
-50
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19
Mar-20
170.90 %

Source: Bloomberg

Appendix

Illustrative Impact of the Proposed Offering on Capital Ratios

$ in thousands	Actual 3/31/2020	Adjustments	Pro Forma For Sub Debt 3/31/2020
Regulatory Capital			
Common Equity Tier 1 Capital	$1,283,637		$1,283,637
Additional Tier 1 Capital	84,051		$84,051
Tier 1 Capital	1,367,688		1,367,688
ALLL	92,563	--	92,563
Sub Debt	--	100,000	100,000
Tier 2 Capital	92,563	100,000	192,563
Total Capital	1,460,251	100,000	1,560,251
Total Assets for Regulatory Ratios			
Risk-Weighted Assets	10,684,803	49,400	10,734,203
Total Assets For Leverage Ratio	13,811,292	98,800	13,910,092
TCE / TA			
Tangible Common Equity	1,247,300		1,247,300
Tangible Assets	13,702,600	98,800	13,801,400
Capital Ratios			
TCE / TA	9.10		9.04
Leverage Ratio	9.90		9.83
Tier 1 Ratio	12.80		12.74
Total Capital Ratio	13.67		14.54

Note: Assumes $100 million raised ($98.8 million net of 1.00% spread and $200K out of pocket expenses) with a 50% risk-weighting
Note: As of March 31, 2020

Double Leverage & Interest Coverage

$ in thousands

Assumptions	
% of Subordinated Debt Downstreamed to Bank	80%
Subordinated Debt Issuance Net Proceeds Amount	$98,800
Interest Rate	5.50%

	For the Twelve Months Ended				Quarter Ended
	12/31/2016	12/31/2017	12/31/2018	12/31/2019	3/31/2020
Double Leverage					
Investment in Subsidiaries	$932,035	$1,457,975	$1,694,903	$1,949,591	$1,952,073
Consolidated Equity	982,593	1,427,616	1,693,900	2,013,900	1,956,100
Double Leverage Ratio	94.9%	102.1%	100.1%	96.8%	99.8%
Proposed Subordinated Debt Offering Downstreamed to Bank					$79,040
Pro Forma Bank-Level Equity Assuming 80% Downstreamed to Bank					$2,031,113
Pro Forma Double Leverage Ratio					103.8%
Interest Coverage					
Total Deposit Interest	$12,662	$21,367	$32,600	$49,300	$7,300
Other Borrowing Interest	4,999	6,567	8,300	9,700	1,800
Total Interest Expense	17,661	27,934	40,900	59,000	9,100
Pre-tax Income	145,259	156,722	206,300	235,100	37,500
Interest Coverage (including deposit expense)	9.22x	6.61x	6.04x	4.98x	5.12x
Interest Coverage (excluding deposit expense)	30.06x	24.87x	25.86x	25.24x	21.83x
New Holding Company Subordinated Debt Expense (5.50%)					$1,375
Pro Forma Interest Coverage (including deposit expense)					4.45x
Pro Forma Interest Coverage (excluding deposit expense)					12.38x

Note: Assumes $100 million raised ($98.8 million net of 1.00% spread and $200K out of pocket expenses) with a 50% risk-weighting; 80% of net proceeds down streamed to the bank
Note: As of March 31, 2020

Liquidity

- To meet short term liquidity needs, FIBK maintains a targeted cash and securities position and has borrowing capacity through a number of wholesale sources including the FHLB and the Federal Reserve Bank
- FIBK has the following sources of liquidity at the Holding Company level:
  - $91.6 million of cash as of March 31, 2020
  - $50 million line of credit with a utilization balance of $0
- As of March 31, 2020, First Interstate Bank could pay approximately $63.9 million of additional dividends to FIBK

As of March 31, 2020

Non-GAAP Reconciliation

(Dollars in millions, except per share data)

As of December 31,	2016	2017	2018	2019
Total common stockholders' equity (GAAP)	$982.6	$1,427.6	$1,693.9	$2,013.9
Less goodwill and other intangible assets (excluding MSRs)	$222.5	$521.8	$631.6	$711.7
Tangible Common Equity (Non-GAAP)	$760.1	$905.8	$1,062.3	$1,302.2
Total Assets (GAAP)	$9,063.9	$12,213.3	$13,300.2	$14,644.2
Less goodwill and other intangible assets (excluding MSRs)	$222.5	$521.8	$631.6	$711.7
Tangible Assets (Non-GAAP)	$8,841.4	$11,691.5	$12,668.6	$13,932.5
Average Balances:				
Total common stockholders' equity (GAAP)	$963.5	$1,243.7	$1,525.8	$1,899.0
Less goodwill and other intangible assets (excluding MSRs)	$216.7	$408.9	$566.6	$694.1
Average tangible common stockholders' equity (Non-GAAP)	$746.8	$834.8	$959.2	$1,204.9
Common shares outstanding	44,926,176	56,465,559	60,623,247	65,246,339
Net income available to common shareholders	$95.7	$106.5	$160.2	$181.0
Book value per common share (GAAP)	$21.87	$25.28	$27.94	$30.87
Tangible book value per common share (Non-GAAP)	$16.92	$16.04	$17.52	$19.96
Tangible common equity to tangible assets (Non-GAAP)	8.60%	7.75%	8.39%	9.35%
Return on average common tangible equity (Non-GAAP)	12.81%	12.76%	16.70%	15.02%
Non-performing assets	$82.8	$79.5	$68.7	$51.4
90+ days past due	$3.8	$3.1	$3.8	$5.7
Tangible equity	$760.1	$905.8	$1062.3	$1302.2
Loan loss reserves	$76.2	$72.1	$73.0	$73.0
Texas ratio (Non-GAAP)	10.36%	8.45%	6.39%	4.15%

Idaho

STATE GDP OVERVIEW



ID GDP: Industry % Contribution
Government
Other services
Accommodation
Arts
Health
Educational
Professional
Real Estate
Finance/Insurance
Information
Transportation
Retail
Wholesale
Manufacturing
Construction
Utilities
Mining
Agriculture
0%
5%
10%
15%
ID
US

ECONOMIC DRIVERS



AGRICULTURE
HIGH-TECH

ECONOMIC GROWTH

Gross State Product	ID
2013-2018 CAGR	3.17%
2019-2024 CAGR	3.58%

STRENGTHS & WEAKNESSES

STRENGTHS

- Prominent drivers in high tech, agriculture.
- Above-average population growth and improving net migration.

WEAKNESSES

- Abundance of low-wage service jobs and stagnant wage growth.
- Highly cyclical tech industries that contribute to above-average volatility.
- Labor productivity and per capita income are well below average.

BUSINESS COSTS

INDEX	RANK
101%	21
U.S.=100%	Highest=1, Lowest=51

VITALITY

RELATIVE	RANK
109%	10
U.S.=100%	Best=1, Worst=51

BUSINESS CYCLE STATUS

EXPANSION

RECOVERY

AT RISK

MODERATING RECESSION

IN RECESSION

Bottom Line:

Idaho will lead the U.S. and the West over the next few quarters. Per capita wages will catch up due to an improved job mix and tight labor markets. Long term, beautiful vistas and high affordability compared with the West Coast will drive above-average population growth. ID will remain a top performing state.

SUMMARY OF KEY INDICATORS: IDAHO

2013	2014	2015	2016	2017	2018	INDICATORS	2019	2020	2021	2022	2023	2024
59.8	61.4	63.2	65.6	67.2	69.9	Gross state product (C12$ bil)	71.7	74.1	76.8	79.9	82.7	85.5
638	654	672	694	715	737	Total employment (ths)	755	765	767	776	783	790
2.6	2.5	2.7	3.4	3	3.1	% change	2.4	1.3	0.3	1.2	1	0.9
6.1	4.8	4.2	3.8	3.2	2.8	Unemployment rate (%)	2.8	2.8	3.3	3.6	3.8	3.8
3.8	5.8	6.5	3.7	5.5	5.6	Personal income growth (%)	5.9	5.5	5	6.4	5.9	5.6
1,612	1,631	1,652	1,683	1,719	1,754	Population (ths)	1,789	1,825	1,860	1,896	1,931	1,968
5.6	9.9	9.9	22	26.4	25.8	Net migration (ths)	25.2	25.6	25.4	25.3	26	27.1
6,360	6,293	7,784	9,739	11,019	12,176	Single-family permits (#)	12,255	11,907	15,246	17,503	17,884	17,597
1,750	2,504	2,170	2,426	3,164	3,648	Multifamily permits (#)	3,172	2,933	3,613	3,920	3,991	4,087
271	287	305	328	359	404	FHFA house price (1980Q1=100)	442	449	439	427	421	424
4.8	4	3.5	3.2	3.3	3.2	Mortgage delinquency rate (%)	3.7	3.9	4.3	4.5	4.5	4.4
49.1	54.9	60.3	62	67.5	65.2	New vehicle registrations (ths)	65.6	61	61.7	65.6	64.4	62.3
5,390	4,612	3,841	3,738	3,691	3,630	Personal bankruptcies (#)	3,697	4,019	4,777	5,769	6,806	7,505

Updated as of August 2019

Sources: Moody's U.S. Précis® State

Montana

STATE GDP OVERVIEW

MT GDP: Industry % Contribution



Government
Other services
Accommodation
Arts
Health
Educational
Professional
Real Estate
Finance/Insurance
Information
Transportation
Retail
Wholesale
Manufacturing
Construction
Utilities
Mining
Agriculture
0%
5%
10%
15%
20%
MT
US

ECONOMIC DRIVERS



AGRICULTURE | TOURIST DESTINATION | ENERGY & RESOURCES

ECONOMIC GROWTH

Gross State Product	MT
2013-2018 CAGR	1.11%
2019-2024 CAGR	2.57%

STRENGTHS & WEAKNESSES

STRENGTHS

- Year-round tourist attractions, including popular national parks.
- Relatively low cost of doing business.
- Strong and improving migration trends.

WEAKNESSES

- Far from major markets.
- Below-average incomes.
- Agriculture and tourism vulnerable to harsh weather.
- Unfavorable age structure.

BUSINESS COSTS

INDEX	RANK
100%	25
U.S.=100%	*Highest=1, Lowest=51*

VITALITY

RELATIVE	RANK
88%	33
U.S.=100%	*Best=1, Worst=51*

BUSINESS CYCLE STATUS

→ EXPANSION ←

RECOVERY

AT RISK

MODERATING RECESSION

IN RECESSION

Bottom Line:
Strength in Montana's two main drivers, tourism and healthcare, will enable near-term employment growth to match the nation's. Longer term, above-average population gains will allow MT to match the U.S. in job and income growth, but a lack of private sector drivers will cause MT to underperform the West.

SUMMARY OF KEY INDICATORS: MONTANA

2013	2014	2015	2016	2017	2018	INDICATORS	2019	2020	2021	2022	2023	2024
42.4	43.1	44.7	44.2	44.4	44.8	Gross state product (C12$ bil)	45.1	46.1	47.3	48.7	50	51.2
449	453	462	468	472	478	Total employment (ths)	482	485	485	488	491	494
1.9	1	1.9	1.2	1	1.1	% change	0.8	0.7	0	0.7	0.6	0.5
5.4	4.7	4.2	4.1	3.9	3.7	Unemployment rate (%)	3.7	3.5	4.1	4.5	4.5	4.4
0.6	5.1	5	2	4.2	5.2	Personal income growth (%)	4.7	4.2	3.3	4.4	4.3	4.2
1,014	1,022	1,031	1,041	1,053	1,062	Population (ths)	1,069	1,077	1,084	1,091	1,099	1,106
7	5.3	5.7	7.8	9.6	6.9	Net migration (ths)	4.9	5.2	5.2	5.3	5.4	5.7
2,620	2,044	2,992	3,113	3,161	3,213	Single-family permits (#)	2,472	2,602	3,276	3,764	3,843	3,742
2,234	1,840	1,834	1,668	1,771	1,886	Multifamily permits (#)	1,018	329	640	864	903	915
361	375	392	409	430	458	FHFA house price (1980Q1=100)	471	473	464	453	449	455
3.6	3.2	2.7	2.5	2.5	2.5	Mortgage delinquency rate (%)	2.7	2.8	3	3.1	3	3
58.3	62.3	65.3	69	60.4	58.2	New vehicle registrations (ths)	53.7	51.5	51.8	54.8	54.7	53.3
1,719	1,480	1,265	1,280	1,258	1,260	Personal bankruptcies (#)	1,255	1,328	1,519	1,758	1,993	2,141

Updated as of August 2019

Sources: Moody's U.S. Précis® State

Oregon

STATE GDP OVERVIEW

OR GDP: Industry % Contribution


Government
Other services
Accommodation
Arts
Health
Educational
Professional
Real Estate
Finance/Insurance
Information
Transportation
Retail
Wholesale
Manufacturing
Construction
Utilities
Mining
Agriculture
0%
10%
20%
30%
OR
US

ECONOMIC DRIVERS

TOURIST DESTINATION

HIGH-TECH

MANUFACT.

ECONOMIC GROWTH

Gross State Product	OR
2013-2018 CAGR	3.98%
2019-2024 CAGR	3.02%

STRENGTHS & WEAKNESSES

STRENGTHS

- Diverse economy with strong export focus.
- Low energy costs courtesy of a network of hydroelectric plants.
- Leader in semiconductor production, for which global demand is strong.

WEAKNESSES

- Strict environmental regulations that raise business costs.
- Above-average employment volatility breeds uncertainty.
- Eroding housing affordability.

BUSINESS COSTS

INDEX	RANK
101%	22
U.S.=100%	*Highest=1, Lowest=51*

VITALITY

RELATIVE	RANK
123%	3
U.S.=100%	*Best=1, Worst=51*

BUSINESS CYCLE STATUS

EXPANSION

RECOVERY

AT RISK

MODERATING RECESSION

IN RECESSION

Bottom Line:
Oregon's economy will decelerate over the next year, but gains will outpace national trends given the support from strong neighboring economies and accommodating national policy. Robust gains in mid- and high-wage industries such as tech will boost per capita income, but trade tensions are a short-term threat. Supported by relatively low costs, a deep talent pool, and a dynamic tech sector, OR will remain an above-average performer in the long term.

SUMMARY OF KEY INDICATORS: OREGON

2013	2014	2015	2016	2017	2018	INDICATORS	2019	2020	2021	2022	2023	2024
175.8	182	191.6	200.3	206.7	213.7	Gross state product (C12$ bil)	219.3	224.2	230.9	239.8	247	254.5
1,675	1,722	1,781	1,834	1,876	1,910	Total employment (ths)	1,949	1,973	1,981	2,006	2,030	2,052
2.1	2.8	3.4	3	2.3	1.8	% change	2	1.3	0.4	1.3	1.2	1.1
7.9	6.8	5.6	4.8	4.1	4.1	Unemployment rate (%)	4.3	4.2	4.9	5.3	5.4	5.3
1.7	7.2	7.8	4.8	5.2	5	Personal income growth (%)	5.6	5.4	5.1	6.7	6.1	5.8
3,923	3,964	4,017	4,091	4,147	4,191	Population (ths)	4,237	4,285	4,331	4,378	4,424	4,470
12.3	29.4	42.2	64	45.7	35	Net migration (ths)	37	37.3	36.8	37.4	37.7	38.6
8,417	8,573	10,255	11,006	10,604	11,217	Single-family permits (#)	10,531	13,214	17,233	19,979	20,384	19,912
6,426	8,072	7,255	8,580	9,449	8,915	Multifamily permits (#)	8,030	6,439	7,315	7,947	8,130	8,296
368	399	434	483	527	565	FHFA house price (1980Q1=100)	592	603	610	623	647	685
4.3	3.8	3.1	2.6	2.5	2.2	Mortgage delinquency rate (%)	2.3	2.4	2.6	2.7	2.7	2.6
146.7	156.3	169.7	185.4	188.9	178.8	New vehicle registrations (ths)	161.6	146.8	152.3	165.7	164.8	158.8
13,246	12,059	10,600	8,906	8,991	8,612	Personal bankruptcies (#)	8,697	9,391	11,149	13,443	15,807	17,341

Updated as of August 2019

Sources: Moody's U.S. Précis® State

South Dakota

STATE GDP OVERVIEW

SD GDP: Industry % Contribution



Government
Other services
Accommodation
Arts
Health
Educational
Professional
Real Estate
Finance/Insurance
Information
Transportation
Retail
Wholesale
Manufacturing
Construction
Utilities
Mining
Agriculture
0%
5%
10%
15%
SD
US

ECONOMIC DRIVERS

TOURIST DESTINATION

MEDICAL CENTER

FINANCIAL CENTER

ECONOMIC GROWTH

Gross State Product	SD
2013-2018 CAGR	1.03%
2019-2024 CAGR	2.67%

STRENGTHS & WEAKNESSES

STRENGTHS

- Favorable business climate, low costs.
- No state tax on personal income.
- High housing affordability despite prices that are well above their prior peak.
- Strong labor force growth.

WEAKNESSES

- Heavy reliance on cyclical tourism.
- High dependence on agriculture and exposure to volatile commodity prices.

BUSINESS COSTS

INDEX	RANK
85%	50
U.S.=100%	*Highest=1, Lowest=51*

VITALITY

RELATIVE	RANK
87%	38
U.S.=100%	*Best=1, Worst=51*

BUSINESS CYCLE STATUS

EXPANSION

RECOVERY

AT RISK

MODERATING RECESSION

IN RECESSION

Bottom Line:
South Dakota will enjoy solid near-term growth with consumer industries at the fore. Weak agricultural conditions will remain a sore spot. In the long term, robust demographic trends and a favorable business climate will drive investment. SD will outshine the region and keep pace with the U.S. in job creation.

SUMMARY OF KEY INDICATORS: SOUTH DAKOTA

2013	2014	2015	2016	2017	2018	INDICATORS	2019	2020	2021	2022	2023	2024
43.6	44.1	45.3	45.4	45.3	45.9	Gross state product (C12$ bil)	46.9	48	49.2	50.8	52.1	53.5
418	424	429	432	434	439	Total employment (ths)	448	451	451	455	458	460
0.9	1.5	1.1	0.9	0.4	1.2	% change	1.9	0.8	0	0.7	0.7	0.6
3.8	3.4	3.1	3	3.2	3	Unemployment rate (%)	2.7	2.5	2.8	3	2.9	2.9
1.2	4.8	4.3	0.6	1.6	4.2	Personal income growth (%)	4.5	3.8	3	4	3.8	3.7
842	849	854	863	873	882	Population (ths)	890	896	903	909	915	921
3.9	1.5	0.4	4.4	5.7	4.3	Net migration (ths)	2.7	2.3	1.9	1.7	1.8	1.8
3,193	2,798	2,868	3,195	3,386	2,848	Single-family permits (#)	2,610	3,494	4,340	4,874	5,006	4,986
2,289	1,924	1,614	2,491	2,021	2,176	Multifamily permits (#)	1,903	2,157	2,474	2,539	2,598	2,743
307	317	330	346	366	385	FHFA house price (1980Q1=100)	403	404	407	413	423	434
3.3	3	2.8	2.6	2.6	2.5	Mortgage delinquency rate (%)	2.8	2.7	2.8	2.9	2.8	2.8
38.8	39.4	39.7	37.7	40.7	38.5	New vehicle registrations (ths)	36.5	34.7	35.2	37.9	37.6	36.2
1,249	1,150	1,051	1,055	1,003	1,028	Personal bankruptcies (#)	955	1,061	1,240	1,511	1,735	1,827

Updated as of August 2019

Sources: Moody's U.S. Précis® State

Washington

STATE GDP OVERVIEW

WA GDP: Industry % Contribution



Government
Other services
Accommodation
Arts
Health
Educational
Professional
Real Estate
Finance/Insurance
Information
Transportation
Retail
Wholesale
Manufacturing
Construction
Utilities
Mining
Agriculture
0%
5%
10%
15%
WA
US

ECONOMIC DRIVERS

HIGH-TECH MANUFACT. DEFENSE

ECONOMIC GROWTH

Gross State Product	WA
2013-2018 CAGR	4.27%
2019-2024 CAGR	2.80%

STRENGTHS & WEAKNESSES

STRENGTHS

- Fast-growing software and IT industries.
- Top-ranked public university that drives exceptionally high educational attainment.
- Low costs relative to Silicon Valley and deep pool of engineering talent.

WEAKNESSES

- Shrinking aerospace industry hampers growth in mid-wage jobs.
- Large agriculture industry is exposed to commodity prices.

BUSINESS COSTS

INDEX	RANK
96%	35
U.S.=100%	Highest=1, Lowest=51

VITALITY

RELATIVE	RANK
123%	2
U.S.=100%	Best=1, Worst=51

BUSINESS CYCLE STATUS

- **EXPANSION**
- RECOVERY
- AT RISK
- MODERATING RECESSION
- IN RECESSION

Bottom Line: *Washington's economy is well and hardy. Troubles at Boeing create risk for Washington's aerospace industry, but growth in tech will sustain handsome job and income gains. The tight labor market will cause growth to decelerate. However, all signs point to a soft landing that will keep WA's status as the head of the West and U.S. expansions secure.*

SUMMARY OF KEY INDICATORS: WASHINGTON

2013	2014	2015	2016	2017	2018	INDICATORS	2019	2020	2021	2022	2023	2024
411.1	425.3	443.4	460.1	479.2	506.7	Gross state product (C12$ bil)	524.1	536	550.3	569.7	585.2	601.7
2,984	3,058	3,145	3,242	3,322	3,406	Total employment (ths)	3,489	3,544	3,561	3,599	3,632	3,660
2.2	2.5	2.9	3.1	2.4	2.5	% change	2.5	1.6	0.5	1.1	0.9	0.8
7	6.1	5.6	5.3	4.7	4.5	Unemployment rate (%)	4.6	4.6	5	5.2	5.2	5.2
2.1	8.1	6	5.1	6.1	6.7	Personal income growth (%)	5.3	5	4.8	6	5.6	5.3
6,963	7,052	7,164	7,295	7,425	7,536	Population (ths)	7,636	7,735	7,833	7,934	8,037	8,140
34.1	53.6	76	95.9	95.9	77.1	Net migration (ths)	67.1	66.5	64.9	69.4	71.3	73
18,396	17,905	19,797	22,463	23,115	23,676	Single-family permits (#)	22,424	24,641	30,511	35,017	36,044	35,107
14,566	15,993	20,577	21,614	22,679	24,070	Multifamily permits (#)	23,569	18,096	19,626	20,901	21,278	21,746
400	427	462	511	568	629	FHFA house price (1980Q1=100)	662	682	699	721	752	796
5.1	4.1	3.2	2.7	2.5	2.2	Mortgage delinquency rate (%)	2.4	2.5	2.8	2.9	2.9	2.8
251.2	264.3	285.9	302.9	308.9	302.8	New vehicle registrations (ths)	303.2	292.5	291.7	309.5	307.1	297.9
24,171	20,814	17,973	15,961	14,355	13,032	Personal bankruptcies (#)	12,783	13,782	16,227	19,409	22,687	24,845

Updated as of August 2019

Sources: Moody's U.S. Précis® State

Wyoming

STATE GDP OVERVIEW



WY GDP: Industry % Contribution
Government
Other services
Accommodation
Arts
Health
Educational
Professional
Real Estate
Finance/Insurance
Information
Transportation
Retail
Wholesale
Manufacturing
Construction
Utilities
Mining
Agriculture
0%
5%
10%
15%
20%
25%
WY
US

ECONOMIC DRIVERS



AGRICULTURE DEFENSE ENERGY & RESOURCES

ECONOMIC GROWTH

Gross State Product	WY
2013-2018 CAGR	-0.05%
2019-2024 CAGR	2.02%

STRENGTHS & WEAKNESSES

STRENGTHS

- Abundant natural energy resources.
- National parks, a magnet for domestic and international tourism.
- Low business costs relative to the region.

WEAKNESSES

- Low industrial diversity, high employment concentration in volatile energy industry.
- Below-average educational attainment.
- Net negative migration.
- High rental vacancy rate.

BUSINESS COSTS

INDEX	RANK
99%	26
U.S.=100%	*Highest=1, Lowest=51*

VITALITY

RELATIVE	RANK
62%	50
U.S.=100%	*Best=1, Worst=51*

BUSINESS CYCLE STATUS

EXPANSION

➔ **RECOVERY** ←

AT RISK

MODERATING RECESSION

IN RECESSION

Bottom Line:
Wyoming will create more jobs this year than last, but the economic growth will be slower because of weaker prospects for mining and negative spread effects. More tourists should lend support to consumer industries, but fewer residents and fading support from goods industries will apply restraint. Longer term, low employment diversity and a lack of value-added industries outside energy will contribute to soft population trends and below-average growth.

SUMMARY OF KEY INDICATORS: WYOMING

2013	2014	2015	2016	2017	2018	INDICATORS	2019	2020	2021	2022	2023	2024
38.5	38.6	39.6	38.1	38.3	38.4	Gross state product (C12$ bil)	40	40.7	41.7	42.5	43.3	44.2
294	298	297	286	284	286	Total employment (ths)	290	291	291	293	295	297
0.4	1.5	-0.5	-3.7	-0.8	0.8	% change	1.4	0.4	0	0.7	0.6	0.6
4.7	4.1	4.3	5.3	4.2	4.1	Unemployment rate (%)	3.5	3.2	3.5	3.7	3.7	3.8
-0.1	6.8	1.5	-3.2	2.4	4.5	Personal income growth (%)	3.8	3.3	2.9	3.9	3.7	3.6
582	583	586	584	579	578	Population (ths)	580	582	584	586	588	590
2.9	-2.8	0.2	-4.2	-7.9	-3.1	Net migration (ths)	0.1	-0.2	-0.2	0.3	0.4	0.4
1,691	1,614	1,681	1,549	1,464	1,533	Single-family permits (#)	1,621	1,786	2,278	2,598	2,633	2,554
609	287	222	178	462	279	Multifamily permits (#)	265	168	225	265	264	259
274	282	293	300	305	318	FHFA house price (1980Q1=100)	322	333	343	353	364	378
4.7	4	3.7	4	3.9	3.5	Mortgage delinquency rate (%)	3.6	3.5	3.6	3.7	3.7	3.6
26.7	28.6	27.1	23.7	25.8	26.4	New vehicle registrations (ths)	26.8	25.1	26	27.9	27.3	26.5
1,185	912	844	952	986	976	Personal bankruptcies (#)	923	993	1,182	1,431	1,690	1,855

Updated as of August 2019

Sources: Moody's U.S. Précis® State